CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$750,000,000 1.600% Senior Notes due August 15, 2017	$750,000,000	$85,950

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-175538

PRICING SUPPLEMENT No. 2 dated August 7, 2012

(To prospectus dated July 13, 2011 and

prospectus supplement dated August 12, 2011)

BB&T CORPORATION

Medium-Term Notes, Series C (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 13, 2011, as supplemented by the prospectus supplement, dated August 12, 2011 (the “prospectus supplement” and together with the prospectus, dated July 13, 2011, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $750,000,000 aggregate principal amount of 1.600% Senior Notes due August 15, 2017. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP / ISIN Nos.	05531FAL7/US05531FAL76
Series	Series C (Senior)
Form of Note	Book-Entry
Principal Amount	$750,000,000
Trade Date	August 7, 2012
Original Issue Date	August 14, 2012
Maturity Date	August 15, 2017
Redemption Date	July 14, 2017
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes
Base Rate	Fixed Rate Note
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$748,635,000 / 99.818%
Net Proceeds (Before Expenses) to the Company	$747,135,000
Interest Rate	1.600%
Initial Interest Rate	Not applicable
Interest Payment Dates	February 15 and August 15 of each year, commencing February 15, 2013
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable
Interest Reset Dates	Not applicable
Index Source	Not applicable
Index Maturity	Not applicable
Spread	Not applicable
Spread Multiplier	Not applicable
Maximum Interest Rate	Not applicable
Day Count	30/360
Minimum Interest Rate	Not applicable
Original Issue Discount Notes	Not applicable

The notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	99.818%	$748,635,000
Underwriters’ Commissions or Discounts	0.200%	$1,500,000
Net Proceeds (Before Expenses) to Us	99.618%	$747,135,000

(1)	Plus accrued interest, if any, from August 14, 2012, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about August 14, 2012.

Joint Book-Running Managers

BB&T Capital Markets	Deutsche Bank Securities	UBS Investment Bank

August 7, 2012

RECENT DEVELOPMENTS

Second Quarter 2012 Financial Results

On July 19, 2012, we reported earnings for the second quarter of 2012. Outlined below is a summary of those results. We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, with the Securities and Exchange Commission (the “SEC”) on or before August 9, 2012, which will contain more detailed information than is included below. Our second quarter 2012 consolidated financial results below should be read in conjunction with our Quarterly Report on Form 10-Q for the period ended March 31, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference herein.

Earnings Overview

Our second quarter 2012 net income available to common shareholders of $510 million was up 66.1% compared to $307 million earned during the same period in 2011. On a diluted per common share basis, earnings for the second quarter of 2012 were $0.72, up 63.6% compared to $0.44 for the same period in 2011. Our results of operations for the second quarter of 2012 produced an annualized return on average assets of 1.22% and an annualized return on average common shareholders’ equity of 11.21% compared to prior year ratios of 0.83% and 7.25%, respectively.

Total revenues were $2.5 billion for the second quarter of 2012, up $289 million compared to the second quarter of 2011. The increase in total revenues included $110 million of higher taxable-equivalent net interest income, primarily driven by an increase in earning assets and lower funding costs. The decline in funding costs included a $29 million benefit from accelerated amortization of deferred hedge gains and issuance costs due to a change in the expected life resulting from the announced redemption of the Company’s trust preferred securities. The net interest margin was 3.95%, down 20 basis points compared to the second quarter of 2011. Noninterest income increased $179 million. The increase in noninterest income was largely attributable to $99 million of higher revenues from mortgage banking activities and a $94 million increase in insurance income. The increase in insurance income included approximately $77 million as a result of the acquisition of the life and property and casualty insurance operating divisions of Crump Group Inc. (“Crump Insurance”) on April 2, 2012, as well as firming market conditions for insurance premiums. In addition, other income was up $16 million due primarily to $27 million of losses and write-downs on commercial loans held for sale in the earlier quarter. The increases were partially offset by a decline of $34 million from checkcard fees primarily due to the implementation of the Durbin amendment.

The provision for credit losses, excluding covered loans, for the second quarter of 2012 declined $54 million, or 17.3%, compared to the second quarter of 2011, as improving credit quality resulted in lower provision expense. Net charge-offs, excluding covered loans, for the second quarter of 2012 were $119 million lower than the second quarter of 2011.

Noninterest expenses were $1.4 billion for the second quarter of 2012, up slightly compared to the second quarter of 2011. The increase in noninterest expenses was primarily due to higher personnel costs, which were up $92 million compared to the second quarter of 2011. The increase in personnel costs was due to salaries and wages, as well as pension expense and included approximately $50 million related to the acquisition of Crump Insurance. Foreclosed property expenses decreased $73 million due to fewer losses and lower carrying costs. Regulatory charges declined $16 million as a result of lower deposit insurance expense due to improved credit quality.

The provision for income taxes was $191 million for the second quarter of 2012 compared to $91 million for the second quarter of 2011. This resulted in an effective tax rate for the second quarter of 2012 of 26.2% compared to 21.8% for the prior year’s second quarter. The increase in the effective tax rate was primarily due to higher levels of pre-tax earnings relative to permanent tax differences in 2012 compared to 2011. The current quarter also included a $12 million tax benefit due to the termination of the last leveraged lease.

Balance Sheet Overview

Average loans held for investment for the second quarter of 2012 was $109.2 billion, up $6.5 billion compared to the corresponding period of 2011. The growth in average loans and leases was broad-based and across all of the major lending portfolios. Average commercial and industrial loans increased $2.6 billion, or 7.9%, compared to the second quarter of 2011. The primary driver of the growth in average commercial and industrial loans is from middle-market corporate lending through both geographic expansion and industry sector expertise. Average commercial real estate — residential ADC declined 40.5% compared to the second quarter of 2011 as this portfolio continues to experience significant runoff due to weakness in residential real estate development. Average commercial real estate — other declined 6.3% due to runoff of certain segments of the portfolio. Average direct retail loans were up $1.4 billion, or 10.4%, as a result of growth in home equity loans and non-real estate loans generated through the wealth and small business lending channels. Average residential mortgage loans increased $3.8 billion, or 20.8%, compared to the second quarter of 2011, as management’s strategy was to retain a higher portion of residential mortgage production in the held for investment portfolio. Management revised its strategy late in the second quarter and will begin directing the majority of its future mortgage production to the held for sale portfolio. Average loans in other lending subsidiaries were up $1.3 billion, or 16.7%, compared to the second quarter of 2011, as all of these specialized businesses experienced growth. The largest contributors to the growth in this category were equipment finance lending and small ticket consumer finance. Total average loans held for investment includes a decline of $1.4 billion, or 25.3%, in average covered and other acquired loans compared to the second quarter of 2011.

Average deposits for the second quarter of 2012 increased $18.9 billion, or 17.7%, compared to the same period in 2011. The mix of the portfolio has continued to improve with growth of $5.5 billion in noninterest-bearing and $8.7 billion in lower-cost interest-bearing deposits. Certificates and other time deposits also increased $5.2 billion, while the cost for these products declined 70 basis points. Partially offsetting the growth in these categories was a decline of $581 million in foreign-office deposits as the strong deposit growth reduced the need for these types of funding sources. Growth in noninterest-bearing deposits was led by commercial accounts, which contributed $3.6 billion of the growth in this category. In addition, noninterest-bearing deposits for retail accounts and public funds grew $1.0 billion and $829 million, respectively. Growth in interest-bearing domestic deposits was also led by commercial accounts, which grew $14.6 billion. The cost of interest-bearing deposits was 0.44% for the second quarter of 2012, a decrease of 28 basis points compared to the same period of 2011.

Asset Quality

Asset quality improved significantly during the second quarter of 2012. Total nonperforming assets decreased $359 million, or 15.9%, compared to March 31, 2012 due to declines of $196 million in nonperforming loans and $157 million in foreclosed real estate. This is the ninth consecutive quarterly decline in nonperforming assets and the amount is the lowest since the third quarter of 2008.

Dividends and Capital

Our capital levels remained strong at June 30, 2012. We declared total common dividends of $0.20 during the second quarter of 2012. The $0.20 quarterly dividend reflects a dividend payout ratio of 27% for the current quarter.

Offering of Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series E Non-Cumulative Perpetual Preferred Stock

On July 31, 2012, we issued and sold 46,000,000 Depositary Shares, with each Depositary Share representing ownership of 1/1,000th of a share of our Series E Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and a liquidation preference of $25,000 per share (“Series E Preferred Stock”), in an underwritten public offering. The offering generated net proceeds, after underwriting commissions and discounts and expenses payable by us, of $1,119,129,575. The closing of the offering was disclosed in our Current Report on Form 8-K filed with the SEC on July 31, 2012.

Acquisition of BankAtlantic

On July 31, 2012, we received final regulatory approval to acquire BankAtlantic, a wholly-owned subsidiary of BankAtlantic Bancorp, Inc., and closed the acquisition of BankAtlantic. For more information regarding the acquisition, see our Current Report on Form 8-K filed with the SEC on August 1, 2012.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness (which may include the redemption of certain callable trust preferred securities issued by one or more of our trust affiliates) and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings to Fixed Charges:
Excluding interest on deposits	4.07x	2.18x	2.91x	1.99x	1.88x	2.76x	2.77x
Including interest on deposits	2.92x	1.68x	2.10x	1.50x	1.38x	1.67x	1.63x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on our preferred stock, less earnings attributable to noncontrolling interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have 23,000 shares of our Series D Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share and a liquidation preference of $25,000 per share, issued on May 1, 2012, and 46,000 shares of our Series E Preferred Stock, issued on July 31, 2012, outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of August 7, 2012 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$250,000,000
Deutsche Bank Securities Inc.	250,000,000
UBS Securities LLC	250,000,000

Total	$750,000,000

We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the notes to certain dealers at the public offering price less a concession not in excess of 0.125% of the principal amount of the notes. After the initial public offering, the public offering price may be changed from time to time.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

To facilitate the offering of these notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these notes. Specifically, the underwriters may overallot in connection with any offering of these notes, creating a short position in these notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these notes, the underwriters may bid for, and purchase, these notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We expect that the delivery of the notes will be made against payment therefor on August 14, 2012, which will be the fifth business day following the trade date of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next following business day will be required, by virtue of the fact that the notes will not settle in T+3, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own advisor.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the notes, excluding the underwriters’ discounts, will be approximately $200,000.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.